FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
Date: November 4, 2025
Commission File Number 001-31528
IAMGOLD Corporation
(Translation of registrant’s name into English)
150 King Street West, Suite 2200
Toronto, Ontario, Canada M5H 1J9
Tel: (416) 360-4710
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒

Description of Exhibit

Exhibit	Description of Exhibit

99.1	Q3 2025 Management's Discussion and Analysis

99.2	Q3 2025 Financial Statements

99.3	Q3 2025 Form 52-102F2 CEO Certification of Interim Filings

99.4	Q3 2025 Form 52-109F2 CFO Certification of Interim Filings

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION

Date: November 4, 2025	By:	/s/ Annie Torkia Lagacé
Chief Legal and Strategy Officer